Exhibit 99.1

Caledonia Mining Corporation Plc

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL INFORMATION

To the Shareholders of Caledonia Mining Corporation Plc:

Management has prepared the information and representations in this interim report. The unaudited condensed consolidated interim financial statements of Caledonia Mining Corporation Plc and its subsidiaries (the “Group”) have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and, where appropriate, these statements include some amounts that are based on best estimates and judgment. Management has determined such amounts on a reasonable basis in order to ensure that the unaudited condensed consolidated interim financial statements are presented fairly, in all material respects.

The accompanying Management Discussion and Analysis (“MD&A”) also includes information regarding the impact of current transactions, sources of liquidity, capital resources, operating trends, risks and uncertainties. Actual results in the future may differ materially from our present assessment of this information because future events and circumstances may not occur as expected.

The Group maintains adequate systems of internal accounting and administrative controls, within reasonable cost. Such systems are designed to provide reasonable assurance that relevant and reliable financial information are produced.

Management is responsible for establishing and maintaining adequate internal controls over financial reporting (“ICOFR”). Any system of ICOFR, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

At March 31, 2022 management evaluated the effectiveness of the Group’s ICOFR and concluded that such ICOFR was effective based on the criteria set forth in the Internal Control Integrated Framework (2013) issued by the Committee of Sponsoring Organisations of the Treadway Commission.

The Board of Directors, through its Audit Committee, is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control. The Audit Committee is composed of three independent non-executive directors. This Committee meets periodically with management, the external auditor and internal auditor to review accounting, auditing, internal control and financial reporting matters.

These unaudited condensed consolidated interim financial statements have not been audited by the Group’s independent auditor.

The unaudited condensed consolidated interim financial statements for the period ended March 31, 2022 were approved by the Board of Directors and signed on its behalf on May 12, 2022.

(Signed) S. R. Curtis	(Signed) J.M. Learmonth
Chief Executive Officer	Chief Financial Officer

1

Caledonia Mining Corporation Plc

Consolidated statements of profit or loss and other comprehensive income

For the three months ended March 31,

(in thousands of United States Dollars, unless indicated otherwise)

Unaudited	Note	2022	2021

Revenue		35,072	25,720
Less: Royalty		(1,758)	(1,289)
Production costs	6	(14,359)	(12,857)
Depreciation	12	(2,063)	(1,193)
Gross profit		16,892	10,381
Other income		2	23
Other expenses	7	(793)	(258)
Administrative expenses	8	(2,371)	(1,610)
Cash-settled share-based expense	9.1	(367)	(152)
Equity-settled share-based expense	9.2	(82)	–
Net foreign exchange gain	10	909	273
Derivative financial instrument expenses	11	(1,738)	(114)
Operating profit		12,452	8,543
Finance income		1	3
Finance cost		(117)	(121)
Profit before tax		12,336	8,425
Tax expense		(4,719)	(3,002)
Profit for the period		7,617	5,423

Other comprehensive income
Items that are or may be reclassified to profit or loss
Exchange differences on translation of foreign operations		693	(202)
Total comprehensive income for the period		8,310	5,221

Profit attributable to:
Owners of the Company		5,940	4,550
Non-controlling interests		1,677	873
Profit for the period		7,617	5,423

Total comprehensive income attributable to:
Owners of the Company		6,633	4,348
Non-controlling interests		1,677	873
Total comprehensive income for the period		8,310	5,221

Earnings per share
Basic earnings per share ($)		0.45	0.37
Diluted earnings per share ($)		0.45	0.37

The accompanying notes on pages 6 to 26 are an integral part of these condensed consolidated interim financial statements.

On behalf of the Board: “S.R. Curtis”- Chief Executive Officer and “J.M. Learmonth”- Chief Financial Officer.

2

Caledonia Mining Corporation Plc

Consolidated statements of financial position

(in thousands of United States Dollars, unless indicated otherwise)

Unaudited		March 31,	December 31,
As at	Note	2022	2021

Assets
Property, plant and equipment	12	159,566	149,102
Exploration and evaluation asset	13	8,405	8,648
Deferred tax asset		92	194
Total non-current assets		168,063	157,944

Inventories	14	20,297	20,812
Prepayments	15	4,393	6,930
Trade and other receivables	17	10,215	7,938
Income tax receivable		37	101
Cash and cash equivalents	16	15,286	17,152
Total current assets		50,228	52,933
Total assets		218,291	210,877

Equity and liabilities
Share capital		83,471	82,667
Reserves		138,554	137,779
Retained loss		(54,998)	(59,150)
Equity attributable to shareholders		167,027	161,296
Non-controlling interests		20,937	19,260
Total equity		187,964	180,556

Liabilities
Provisions	19	3,217	3,294
Deferred tax liabilities		7,275	8,034
Cash-settled share-based payment - long term portion	9.1	817	974
Lease liabilities - long term portion		320	331
Total non-current liabilities		11,629	12,633

Cash-settled share-based payment - short term portion	9.1	818	2,053
Lease liabilities - short term portion		136	134
Derivative financial liabilities	11.1	4,037	3,095
Income tax payable		3,108	1,562
Trade and other payables	20	9,743	9,957
Overdraft	16	856	887
Total current liabilities		18,698	17,688
Total liabilities		30,327	30,321
Total equity and liabilities		218,291	210,877

The accompanying notes on pages 6 to 26 are an integral part of these condensed consolidated interim financial statements.

3

Caledonia Mining Corporation Plc

Consolidated statements of changes in equity

(in thousands of United States Dollars, unless indicated otherwise)

Unaudited

	Note	Share capital	Foreign currency translation reserve	Contributed surplus	Equity- settled share-based payment reserve	Retained loss	Total	Non- controlling interests (NCI)	Total equity
Balance December 31, 2020		74,696	(8,794)	132,591	14,513	(71,487)	141,519	16,524	158,043
Transactions with owners:
Dividends declared		-	-	-	-	(1,337)	(1,337)	(355)	(1,692)
Total comprehensive income:
Profit for the period		-	-	-	-	4,550	4,550	873	5,423
Other comprehensive income for the period		-	(202)	-	-	-	(202)	-	(202)
Balance at March 31, 2021		74,696	(8,996)	132,591	14,513	(68,274)	144,530	17,042	161,572

Balance December 31, 2021		82,667	(9,325)	132,591	14,513	(59,150)	161,296	19,260	180,556
Transactions with owners:		-	-	-	-	-		-
Dividends declared		-	-	-	-	(1,788)	(1,788)	-	(1,788)
Share-based payment:
- Shares issued on settlement	9.1	804	-	-	-	-	804	-	804
- Equity-settled share-based payment granted	9.2	-	-	-	82	-	82	-	82
Total comprehensive income:
Profit for the period		-	-	-	-	5,940	5,940	1,677	7,617
Other comprehensive income for the period		-	693	-	-	-	693	-	693
Balance at March 31, 2022		83,471	(8,632)	132,591	14,595	(54,998)	167,027	20,937	187,964
	Note	18

The accompanying notes on pages 6 to 26 are an integral part of these condensed consolidated interim financial statements.

4

Caledonia Mining Corporation Plc

Consolidated statements of cash flows

For the three months ended March 31,

(in thousands of United States Dollars, unless indicated otherwise)

Unaudited

	Note	2022	2021

Cash generated from operations	21	11,844	2,550
Net finance costs paid		(30)	(123)
Tax paid		(1,659)	(464)
Net cash from operating activities		10,155	1,963

Cash flows used in investing activities
Acquisition of property, plant and equipment		(9,734)	(6,344)
Acquisition of exploration and evaluation assets		(224)	(190)
Proceeds from disposal of subsidiary		–	340
Net cash used in investing activities		(9,958)	(6,194)

Cash flows from financing activities
Dividends paid		(1,788)	(1,692)
Term loan repayments		–	(104)
Payment of lease liabilities		(40)	(32)
Net cash used in financing activities		(1,828)	(1,828)

Net decrease in cash and cash equivalents		(1,631)	(6,059)
Effect of exchange rate fluctuations on cash and cash equivalents		(204)	(6)
Net cash and cash equivalents at the beginning of the period		16,265	19,092
Net cash and cash equivalents at the end of the period		14,430	13,027

The accompanying notes on pages 6 to 26 are an integral part of these condensed consolidated interim financial statements.

5

Caledonia Mining Corporation Plc
Notes to the Condensed Consolidated Interim Financial Statements
(in thousands of United States Dollars, unless indicated otherwise

1	Reporting entity

Caledonia Mining Corporation Plc (“Caledonia” or the “Company”) is a company domiciled in Jersey, Channel Islands. The Company’s registered office address is B006 Millais House, Castle Quay, St Helier, Jersey, Channel Islands.

These unaudited condensed consolidated interim financial statements as at and for the three months ended March 31, 2022 are of the Company and its subsidiaries (the “Group”). The Group’s primary involvement is in the operation of a gold mine and the exploration and development of mineral properties for precious metals.

Caledonia’s shares are listed on the NYSE American LLC stock exchange (symbol – “CMCL”). Depository interests in Caledonia’s shares are admitted to trading on AIM of the London Stock Exchange plc (symbol – “CMCL”). Caledonia listed on the Victoria Falls Stock Exchange (“VFEX”) (symbol – “CMCL”) on December 2, 2021. Caledonia voluntary delisted from the Toronto Stock Exchange (the “TSX”) on June 19, 2020. After the delisting the Company remains a Canadian reporting issuer and has to comply with Canadian securities laws until it demonstrates that Canadian shareholders represent less than 2% of issued share capital.

2	Basis of preparation

i)	Statement of compliance

These unaudited condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting and do not include all the information required for full annual financial statements. Accordingly, certain information and disclosures normally included in the annual financial statements prepared in accordance with IFRS as issued by the IASB have been omitted or condensed. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the financial position and performance of the Group since the last annual consolidated financial statements as at and for the year ended December 31, 2021.

ii)	Basis of measurement

These unaudited condensed consolidated interim financial statements have been prepared on the historical cost basis except for:

•	cash-settled share-based payment arrangements measured at fair value on grant and re-measurement dates;
•	equity-settled share-based payment arrangements measured at fair value on the grant date; and
•	derivative financial liabilities measured at fair value.

iii)	Functional currency

These unaudited condensed consolidated interim financial statements are presented in United States Dollars (“$” or “US Dollars” or “USD”), which is also the functional currency of the Company. All financial information presented in US Dollars has been rounded to the nearest thousand, unless indicated otherwise. Refer to note 10 for changes to Zimbabwean real-time gross settlement, bond notes or bond coins (“RTGS$”) and its effect on the consolidated statement of profit or loss and other comprehensive income.

6

Caledonia Mining Corporation Plc
Notes to the Condensed Consolidated Interim Financial Statements
(in thousands of United States Dollars, unless indicated otherwise

3	Use of accounting assumptions, estimates and judgements

In preparing these unaudited condensed consolidated interim financial statements, management has made accounting assumptions, estimates and judgements that affect the application of the Group’s accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Changes in estimates are recognised prospectively.

4	Significant accounting policies

The same accounting policies and methods of computation have been applied consistently to all periods presented in these unaudited condensed consolidated interim financial statements as compared to the Group’s annual consolidated financial statements for the year ended December 31, 2021. In addition, the accounting policies have been applied consistently by the Group.

5	Blanket Zimbabwe Indigenisation Transaction

On February 20, 2012 the Group announced it had signed a Memorandum of Understanding (“MoU”) with the Minister of Youth, Development, Indigenisation and Empowerment of the Government of Zimbabwe pursuant to which the Group agreed that indigenous Zimbabweans would acquire an effective 51% ownership interest in the Zimbabwean company owning the Blanket Mine (also referred to herein as “Blanket” or “Blanket Mine” as the context requires) for a paid transactional value of $30.09 million. Pursuant to the above, members of the Group entered into agreements with each indigenous shareholder to transfer 51% of the Group’s ownership interest in Blanket Mine whereby it:

•	sold a 16% interest to the National Indigenisation and Economic Empowerment Fund (“NIEEF”) for $11.74 million;
•	sold a 15% interest to Fremiro Investments (Private) Limited (“Fremiro”), which is owned by indigenous Zimbabweans, for $11.01 million;
•	sold a 10% interest to Blanket Employee Trust Services (Private) Limited (“BETS”) for the benefit of present and future managers and employees for $7.34 million. The shares in BETS are held by the Blanket Mine Employee Trust (“Employee Trust”) with Blanket Mine’s employees holding participation units in the Employee Trust; and
•	donated a 10% ownership interest to the Gwanda Community Share Ownership Trust (“Community Trust”). In addition, Blanket Mine paid a non-refundable donation of $1 million to the Community Trust.

The Group facilitated the vendor funding of these transactions which is repaid by way of dividends from Blanket Mine. 80% of dividends declared by Blanket Mine are used to repay such loans and the remaining 20% unconditionally accrues to the respective indigenous shareholders. Following a modification to the interest rate on June 23, 2017, outstanding balances on these facilitation loans attract interest at a rate of the lower of a fixed 7.25% per annum payable quarterly or 80% of the Blanket Mine dividend in the quarter. The timing of the loan repayments depends on the future financial performance of Blanket Mine and the extent of future dividends declared by Blanket Mine. The Group related facilitation loans were transferred as dividends in specie intra-group and now the loans and most of the interest thereon is payable to the Company.

7

Caledonia Mining Corporation Plc
Notes to the Condensed Consolidated Interim Financial Statements
(in thousands of United States Dollars, unless indicated otherwise

5	Blanket Zimbabwe Indigenisation Transaction (continued)

Accounting treatment

The directors of Caledonia Holdings Zimbabwe (Private) Limited (“CHZ”), a wholly-owned subsidiary of the Company, performed a reassessment using the requirements of IFRS 10: Consolidated Financial Statements (IFRS 10). It was concluded that CHZ should continue to consolidate Blanket Mine after the indigenisation. The subscription agreements with the indigenous shareholders have been accounted for accordingly as a transaction with non-controlling interests and as a share-based payment transaction.

The subscription agreements, concluded on February 20, 2012, were accounted for as follows:

•	Non-controlling interests (“NCI”) were recognised on the portion of shareholding upon which dividends declared by Blanket Mine will accrue unconditionally to equity holders as follows:
(a)	20% of the 16% shareholding of NIEEF;
(b)	20% of the 15% shareholding of Fremiro; and
(c)	100% of the 10% shareholding of the Community Trust.
•	This effectively means that NCI was initially recognised at 16.2% of the net assets of Blanket Mine, until the completion of the transaction with Fremiro, whereby the NCI reduced to 13.2% (see below).
•	The remaining 80% of the shareholding of NIEEF and Fremiro was recognised as NCI to the extent that their attributable share of the net asset value of Blanket Mine exceeds the balance on the facilitation loans, including interest. At March 31, 2022 the attributable net asset value did not exceed the balance on the respective loan account and thus no additional NCI was recognised.
•	The transaction with BETS is accounted for in accordance with IAS 19 Employee Benefits (profit sharing arrangement) as the ownership of the shares does not ultimately pass to the employees. The employees are entitled to participate in 20% of the dividends accruing to the 10% shareholding in Blanket Mine if they are employed at the date of such distribution. To the extent that 80% of the attributable dividends exceeds the balance on the BETS facilitation loan, they will accrue to the employees at the date of such declaration.
•	BETS is an entity effectively controlled and consolidated by Blanket Mine. Accordingly, the shares held by BETS are effectively treated as treasury shares in Blanket Mine and no NCI is recognised.

Fremiro purchase agreement

On November 5, 2018 the Company and Fremiro entered into a sale agreement for Caledonia to purchase Fremiro’s 15% shareholding in Blanket Mine. On January 20, 2020 all substantive conditions to the transaction were satisfied. The Company issued 727,266 shares to Fremiro for the cancellation of their facilitation loan and purchase of Fremiro’s 15% shareholding in Blanket Mine. The transaction was accounted for as a repurchase of a previously vested equity instrument. As a result, the Fremiro share of the NCI of $3,600 was derecognised, shares were issued at fair value, the share-based payment reserve was reduced by $2,247 and the Company’s shareholding in Blanket Mine increased to 64% on the effective date.

8

Caledonia Mining Corporation Plc
Notes to the Condensed Consolidated Interim Financial Statements
(in thousands of United States Dollars, unless indicated otherwise

5	Blanket Zimbabwe Indigenisation Transaction (continued)

Accounting treatment (continued)

Blanket Mine’s indigenisation shareholding percentages and facilitation loan balances

				Balance of facilitation loan #
USD	Shareholding	Effective interest & NCI recognised	NCI subject to facilitation loan	March 31, 2022	December 31, 2021
NIEEF	16%	3.2%	12.8%	10,359	10,359
Community Trust	10%	10.0%	0.0%	–	–
BETS ~	10%	- *	- *	6,353	6,353
	36%	13.2%	12.8%	16,712	16,712

*	The shares held by BETS are effectively treated as treasury shares (see above).
~	Accounted for under IAS19 Employee Benefits.
#	Facilitation loans are accounted for as equity instruments and are accordingly not recognised as loans receivable.

The balance on the facilitation loans is reconciled as follows:

	2022	2021

Balance at January 1	16,712	19,175
Finance cost accrued	–	345
Dividends used to repay loan	–	(944)
Balance at March 31	16,712	18,576

Advance dividend loans and balances

In anticipation of completing the underlying subscription agreements, Blanket Mine agreed to advance dividend arrangements with NIEEF and the Community Trust. Advances made to the Community Trust against their right to receive dividends declared by Blanket Mine on their shareholding were as follows:

•	a $2 million payment on or before September 30, 2012;
•	a $1 million payment on or before February 28, 2013; and
•	a $1 million payment on or before April 30, 2013.

These advance payments were debited to a loan account bearing interest at a rate at the lower of a fixed 7.25% per annum, payable quarterly or the Blanket Mine dividend in the quarter to the advanced dividend loan holder. The loan is repayable by way of set-off of future dividends on the Blanket Mine shares owned by the Community Trust. Advances made to NIEEF as an advanced dividend loan before 2013 have been settled through Blanket Mine dividend repayments in 2014. The advance dividend payments were recognised as distributions to shareholders and they are classified as equity instruments. The loans arising are not recognised as loans receivables, because repayment is by way of uncertain future dividends. The final payment to settle the advance dividend loan to the Community Trust was made on September 22, 2021. Future dividends to the Community Trust will be unencumbered.

9

Caledonia Mining Corporation Plc
Notes to the Condensed Consolidated Interim Financial Statements
(in thousands of United States Dollars, unless indicated otherwise

5	Blanket Zimbabwe Indigenisation Transaction (continued)

Amendments to advanced dividend loan agreements

Advance dividend loan modification - Community Trust

On February 27, 2020, the Group, Blanket Mine and the indigenous shareholders of Blanket Mine reached an agreement to change the repayment terms of the advance dividend loan to the Community Trust. The amendment allowed that 20% of the Community Trust share of the Blanket dividend accrues on declaration of the dividend and that the remaining 80% be applied to the advance dividend loan from February 27, 2020. The modification was not considered beneficial to the indigenous shareholders.

The movement in the advance dividend loan to the Community Trust is reconciled as follows:

	2022	2021

Balance at January 1	–	994
Finance cost accrued	–	17
Dividends used to repay advance dividend loan	–	(400)
Balance at March 31	–	611

6	Production costs

	2022	2021

Salaries and wages	5,927	4,414
Consumable materials – Operations	5,126	4,136
Consumable materials – COVID-19	–	72
Electricity costs	2,277	2,140
Safety	231	182
Cash-settled share-based expense (note 9.1(a))	513	210
Gold work in progress	(395)	1,166
On mine administration	642	444
Pre-feasibility exploration costs	38	93
	14,359	12,857
10

Caledonia Mining Corporation Plc
Notes to the Condensed Consolidated Interim Financial Statements
(in thousands of United States Dollars, unless indicated otherwise

7	Other expenses

	2022	2021

Intermediated Money Transaction Tax	174	127
COVID-19 donations	–	74
Community and social responsibility cost	152	6
Impairment of property, plant and equipment - plant and equipment (note 12)	–	51
Impairment of exploration and evaluation assets (note 13)	467	–
	793	258

8	Administrative expenses

	2022	2021

Investor relations	125	90
Audit fee	68	67
Advisory services fees	295	87
Listing fees	155	99
Directors fees – Company	127	122
Directors fees – Blanket	14	11
Employee costs	1,151	1,061
Other office administration cost	100	60
Management liability insurance	241	–
Travel costs	95	13
	2,371	1,610

9	Share-based payments

9.1	Cash-settled share-based payments

The Group has expensed the following cash-settled share-based expense arrangements for the three months ended March 31:

	Note	2022	2021

Restricted Share Units and Performance Units	9.1(a)	367	161
Caledonia Mining South Africa employee incentive scheme	9.1(b)	–	(9)
		367	152

11

Caledonia Mining Corporation Plc
Notes to the Condensed Consolidated Interim Financial Statements
(in thousands of United States Dollars, unless indicated otherwise

9	Share-based payments (continued)

9.1	Cash-settled share-based payments (continued)

(a)	Restricted Share Units and Performance Units

Certain management and employees within the Group are granted Restricted Share Units (“RSUs”) and Performance Units (”PUs”) pursuant to provisions of the 2015 Omnibus Equity Incentive Compensation Plan (“OEICP”). All RSUs and PUs were granted and approved at the discretion of the Compensation Committee of the Board of Directors.

RSUs vest three years after grant date given that the service conditions of the relevant employees have been fulfilled. The value of the vested RSUs is the number of RSUs vested multiplied by the fair market value of the Company’s shares, as specified by the OEICP, on the date of settlement.

PUs have a performance condition based on gold production and a performance period of one up to three years. The number of PUs that vest will be the relevant portion of the PUs granted multiplied by the performance multiplier, which will reflect the actual performance in terms of the performance conditions compared to expectations on the date of the award. Refer to note 9.2 for the performance conditions and performance period for Equity-settled share-based payments.

RSU holders are entitled to receive dividends over the vesting period. Such dividends will be reinvested in additional RSUs at the then applicable share price. PUs have rights to dividends only after they have vested.

RSUs and PUs allow for settlement of the vesting date value in cash or, subject to conditions, shares issuable at fair market value or a combination of both at the discretion of the unitholder.

The fair value of the RSUs at the reporting date was based on the Black Scholes option valuation model less the fair value of the expected dividends during the vesting period multiplied by the performance multiplier expectation. At the reporting date it was assumed that there is a 93%-100% probability that the performance conditions will be met and therefore a 93%-100% (2021: 93%-100%) average performance multiplier was used in calculating the estimated liability.

The fair value of the PUs at the reporting date was based on the Black Scholes option valuation model. The liability as at March 31, 2022 amounted to$1,635 (December 31, 2021: $3,027). Included in the liability as at March 31, 2022 is an amount of $513 (2021: $210) that was expensed and classified as production costs; refer to note 6. During the period PUs to the value of $2,272 vested and $1,028 were settled in cash and $1,244 in share capital (2021: $420 settled in cash).

12

Caledonia Mining Corporation Plc
Notes to the Condensed Consolidated Interim Financial Statements
(in thousands of United States Dollars, unless indicated otherwise

9	Share-based payments (continued)

9.1	Cash-settled share-based payments (continued)

(a)	Restricted Share Units and Performance Units (continued)

The following assumptions were used in estimating the fair value of the cash-settled share-based payment liability on:

	March 31,2022		December 31,2021
	RSUs	PUs	RSUs	PUs
Risk free rate	2.32%	2.32%	1.52%	1.52%
Fair value (USD)	15.68	15.15	12.06	11.63
Share price (USD)	15.21	15.16	11.71	11.71
Performance multiplier percentage	–	93-100%	–	93-100%
Volatility	0.78	1.78	1.20	1.06

Share units granted:	RSUs	PUs	RSUs	PUs
Grant - January 11, 2019	–	95,740	–	95,740
Grant - March 23, 2019	–	28,287	–	28,287
Grant - June 8, 2019	–	14,672	–	14,672
Grant - January 11, 2020	17,585	114,668	17,585	114,668
Grant - March 31, 2020	–	1,971	–	1,971
Grant - June 1, 2020	–	1,740	–	1,740
Grant - September 9, 2020	–	1,611	–	1,611
Grant - September 14, 2020	–	20,686	–	20,686
Grant - October 5, 2020	–	514	–	514
Grant - January 11, 2021	–	78,875	–	78,875
Grant -April 1, 2021	–	770	–	770
Grant - May 14, 2021	–	2,389	–	2,389
Grant - June 1, 2021	–	1,692	–	1,692
Grant - June 14, 2021	–	507	–	507
Grant - August 13, 2021	–	2,283	–	2,283
Grant - September 1, 2021	–	553	–	553
Grant - September 6, 2021	–	531	–	531
Grant - September 20, 2021	–	526	–	526
Grant - October 1, 2021	–	2,530	–	2,530
Grant - October 11, 2021	–	500	–	500
Grant - November 12, 2021	–	1,998	–	1,998
Grant - December 1, 2021	–	936	–	936
Grant - January 11, 2022	–	96,359	–	–
Grant - January 12, 2022	–	825	–	–
Grant - February 1, 2022	–	1,077	–	–
RSU dividends reinvested	1,288	–	1,066	–
Settlements/ terminations	–	(228,554)	–	(30,600)
Total awards	18,873	243,686	18,651	343,379

13

Caledonia Mining Corporation Plc
Notes to the Condensed Consolidated Interim Financial Statements
(in thousands of United States Dollars, unless indicated otherwise

9	Share-based payments (continued)

9.2	Equity-settled share-based payments

(a)	Performance Units

Equity-settled share-based payment PUs have a performance condition based on gold production, average normalized controllable cost per ounce of gold and a performance period of up to three years. The number of PUs that vest will be the relevant portion of the PUs granted multiplied by the performance multiplier, which will reflect the actual performance in terms of the performance conditions compared to expectations on the date of the award.

PUs have rights to dividends only after they have vested.

The shares issued are subject to a minimum holding period of until at least the first anniversary of the PUs vesting date.

The fair value of the PUs at the reporting date was based on the Black Scholes option valuation model less the fair value of the expected dividends during the vesting period multiplied by the performance multiplier expectation. At the reporting date it was assumed that there is a 100% probability that the performance conditions will be met and therefore a 100% average performance multiplier was used in calculating the expense. The equity-settled share-based payment expense as at March 31, 2022 amounted to $82 (2021: $Nil).

The following assumptions were used in estimating the fair value of the equity-settled share-based payment liability on:

March 31,
2022
Grant date	January 24, 2022
Shares granted and outstanding as at valuation date	130,380
Share price (USD)	11.50
Fair value (USD)	10.15
Performance multiplier percentage	100%
Total fair value of PUs	$1,323

10	Net foreign exchange gain

On October 1, 2018 the RBZ issued a directive to Zimbabwean banks to separate foreign currency from RTGS$ in the accounts held by their clients and pegged the RTGS$ at 1:1 to the US Dollars. On February 20, 2019 the RBZ issued a further monetary policy statement, which allowed inter-bank trading between RTGS$ and foreign currency. The interbank rate was introduced at 2.5 RTGS$ to 1 US Dollars and traded at 142.42 RTGS$ to 1 US Dollars as at March 31, 2022 (December 31, 2021: 108.67 RTGS$). On June 24, 2019 the Government issued S.I. 142 which stated, “Zimbabwe dollar (“RTGS$”) to be the sole currency for legal tender purposes for any transactions in Zimbabwe”. Throughout these announcements and to the date of issue of these financial statements the US dollar has remained the primary currency in which the Group’s Zimbabwean entities operate and the functional currency of these entities.

14

Caledonia Mining Corporation Plc
Notes to the Condensed Consolidated Interim Financial Statements
(in thousands of United States Dollars, unless indicated otherwise

10	Net foreign exchange gain (continued)

Previously there was uncertainty as to what currency would be used to settle amounts owed to the Zimbabwe Government. The announcement of S.I. 142 clarified the Zimbabwean Government’s intentions that these liabilities were always denominated in RTGS$ and that RTGS$ would be the currency in which they would be settled. The devaluation of the deferred tax liabilities contributed the largest portion of the foreign exchange gain set out below.

In June 2021 the RBZ announced that companies that are listed on the Victoria Falls Stock Exchange (“VFEX”) will receive 100% of the revenue arising from incremental production in US Dollars. Blanket has subsequently received confirmation that the “baseline” level of production for the purposes of calculating incremental production is 148.38 Kg per month (approximately 57,000 ounces per annum). The payment of the increased US Dollars proceeds for incremental production was applied from July 1, 2021. In December 2021, Caledonia obtained a secondary listing on the VFEX and Blanket has received all amounts due in terms of this revised policy up to the date of approval of these financial statements. The CMCL listing on the VFEX should mean that at an illustrative production rate of 80,000 ounces per annum Blanket would receive approximately 71.5% of its total revenues in US Dollars and the balance in RTGS$.

The table below illustrates the effect the weakening of the RTGS$ and other foreign currencies had on the consolidated statement of profit or loss and other comprehensive income.

	2022	2021

Unrealised foreign exchange gain	1,948	266
Realised foreign exchange (loss)/ gain	(1,039)	7
Net foreign exchange gain	909	273

11	Derivative financial instruments

The fair value of derivative financial instruments not traded in an active market is determined by using valuation techniques. These valuation techniques maximize the use of observable market data where available. The company did not apply hedge accounting to the derivative financial instruments and all fair value losses were recorded in the consolidated statement of profit or loss and other comprehensive income. Transaction costs are recognised in profit or loss as incurred.

Derivative financial instrument expenses		2022	2021

Cap and collar options (February 17, 2022) and Call options (March 9, 2022)	11.1(a)	273	–
Gold loan	11.1(a)	456	–
Call options (December 13, 2021)	11.1(b)	213	–
Call options transaction costs (March 9, 2022)	11.1(a)	796	–
Gold exchange-traded fund ("Gold ETF")		–	114
		1,738	114

15

Caledonia Mining Corporation Plc
Notes to the Condensed Consolidated Interim Financial Statements
(in thousands of United States Dollars, unless indicated otherwise

11	Derivative financial instruments (continued)

11.1	Derivative financial liabilities

The table below summarises the derivative financial liabilities balances as at:

		March 31, 2022	December 31, 2021

Cap and collar options (February 17, 2022) and Call options (March 9, 2022)	11.1(a)	273	–
Gold loan	11.1(b)	3,322	2,866
Call options (December 13, 2021)	11.1(b)	442	229
		4,037	3,095

(a)	Cap and collar options and Call options

On February 17, 2022 the Company entered into a zero cost contract to hedge 20,000 ounces of gold over a period of 5 months from March to July 2022. The hedging contract has a cap of $1,940 and a collar of $1,825 over 4,000 ounces of gold per month expiring at the end of each month over the 5-month period.

On March 9, 2022 in response to a very volatile gold price the Company purchased a matching quantity of Call options at a strike price above the cap at a total cost of $796 over 4,000 ounces of gold per month at strike prices of $2,100 per ounce from March 2022 to May 2022 and $2,200 per ounce from June 2022 to July 2022 in order to limit margin exposure and reinstate gold price upside above the strike price.

(b)	Gold loan and Call options

On December 13, 2021 the Company entered into two separate gold loan and option agreements with Auramet International LLC (“Auramet”).

In terms of the agreements the Group:

•	received $3 million less transaction costs from Auramet at inception of the Gold loan agreement;
•	is required to make two deliveries of 925 ounces each on May 31, 2022 and June 30, 2022 in repayment of the Gold loan or pay the equivalent in cash; and
•	granted Call options on 6,000 ounces to Auramet with a strike price of $2,000 per ounce, expiring monthly in equal monthly tranches from June 30, 2022 to November 30, 2022.

Accounting for the Gold loan and the Call options transactions:

•	At inception the fair value of the Gold loan was calculated at the amount received less the fair value of the Call options.
•	As at March 31, 2022 the fair value of the gold loan was calculated by discounting the fair value of the gold deliveries at a forward rate of $1,833 due by a market related discount rate.
•	At inception and at March 31, 2022 the Call options were valued at the quoted prices available from the CME Group Inc. at each respective date.
•	Differences in the fair values were accounted for as Fair value losses on derivative financial instruments in the consolidated statement of profit or loss and other comprehensive income.
•	The Call options were classified as level 1 in the fair value hierarchy and the Gold loan as level 2.
•	Derivative liabilities are not designated as hedging instruments.

16

Caledonia Mining Corporation Plc
Notes to the Condensed Consolidated Interim Financial Statements
(in thousands of United States Dollars, unless indicated otherwise

11	Derivative financial instruments (continued)

11.1	Derivative financial liabilities (continued)

(b)	Gold loan and Call options (continued)

Proceeds received under the Gold loan and Call options agreements were allocated as follows:

December 13, 2021
Net proceeds received	2,960
Fair value of Call options	208
Fair value of Gold loan	2,752

17

Caledonia Mining Corporation Plc
Notes to the Condensed Consolidated Interim Financial Statements
(in thousands of United States Dollars, unless indicated otherwise

12	Property, plant and equipment

Cost	Land and Buildings	Mine development, infrastructure and other	Plant and equipment	Furniture and fittings	Motor vehicles	Solar Plant ~	Total

Balance at January 1, 2021	11,757	108,839	40,644	1,235	2,995	392	165,862
Additions*	318	25,529	3,531	134	176	1,581	31,269
Impairments@	–	(65)	(1,565)	–	–	–	(1,630)
Derecognised plant and equipment	(192)	–	–	–	–	–	(192)
Reallocations between asset classes #	3,120	(24,913)	21,785	8	–	–	–
Foreign exchange movement	(25)	–	(76)	(35)	(2)	(33)	(171)
Balance at December 31, 2021	14,978	109,390	64,319	1,342	3,169	1,940	195,138
Additions*	–	5,387	1,220	14	–	5,744	12,365
Foreign exchange movement	28	–	160	42	3	(36)	197
Balance at March 31, 2022	15,006	114,777	65,699	1,398	3,172	7,648	207,700

*	Included in additions is an amount of $6,455 (2021: $19,413) relating to capital work in progress (“CWIP”) and contains $Nil (December 31, 2021: $17) of borrowing costs capitalised from the term loan. As at period end $37,062 of CWIP was included in the cost closing balance (2021: $42,145).
~

On July 6, 2020 the Board appointed Voltalia as the contractor for the engineering, procuring and constructing of a solar plant to be owned by a subsidiary of the Company and supply Blanket Mine with power. Construction of the 12MWac solar plant is expected to be completed in the second quarter of 2022.

Included in Prepayments is an advance payment to Voltalia to the amount of $728 (2021: $1,821) in terms of the EPC agreement and $Nil (2021: $704) for equipment. Also included in Prepayments is an amount of $Nil (2021: $426) to entities in Zimbabwe for civil and construction work related to the solar plant. Refer to note 15.

@	Included in impairments are Gensets at a cost of $1,001 and Guide ropes at a total cost of $310. These assets were impaired as they are no longer in a working conditions as intended for the use in production or day to day operations.
#	Included in the reallocation between asset classes is an amount of $18,509 for the Central Shaft.

18

Caledonia Mining Corporation Plc
Notes to the Condensed Consolidated Interim Financial Statements
(in thousands of United States Dollars, unless indicated otherwise

12	Property, plant and equipment (continued)

Accumulated depreciation and Impairment losses	Land and Buildings	Mine development, infrastructure and other	Plant and equipment	Furniture and fittings	Motor vehicles	Solar Plant	Total

Balance at January 1, 2021	6,446	6,973	22,685	849	2,430	–	39,383
Depreciation for the year	1,217	2,537	3,953	136	203	–	8,046
Accumulated depreciation for derecognised plant and equipment	(230)	–	–	–	–	–	(230)
Accumulated depreciation for impairments	–	–	(1,133)	–	–	–	(1,133)
Foreign exchange movement	(1)	–	–	(27)	(2)	–	(30)
Balance at December 31, 2021	7,432	9,510	25,505	958	2,631	–	46,036
Depreciation for the period	321	911	736	42	53	–	2,063
Foreign exchange movement	2	–	–	31	2	–	35
Balance at March 31, 2022	7,755	10,421	26,241	1,031	2,686	–	48,134

Carrying amounts
At December 31, 2021	7,546	99,880	38,814	384	538	1,940	149,102
At March 31, 2022	7,251	104,356	39,458	367	486	7,648	159,566

19

Caledonia Mining Corporation Plc
Notes to the Condensed Consolidated Interim Financial Statements
(in thousands of United States Dollars, unless indicated otherwise

13	Exploration and evaluation assets

	Glen Hume	Connemara North	Maligreen	GG	Sabiwa	Abercorn	Valentine	Total

Balance at January 1, 2021	2,661	300	–	3,523	284	–	–	6,768
Acquisition costs:
- Mining claims acquired	–	–	4,000	–	–	–	–	4,000
Decommissioning asset acquired	–	–	135	–	–	–	–	135
Exploration costs:
- Consumables and drilling	1,074	71	14	16	–	12	31	1,218
- Contractor	42	51	–	–	–	–	24	117
- Labour	60	41	47	46	–	4	10	208
- Power	–	–	–	33	6	–	–	39
Impairment *	(3,837)	–	–	–	–	–	–	(3,837)
Balance at December 31, 2021	–	463	4,196	3,618	290	16	65	8,648
Exploration costs:								–
- Consumables and drilling	–	–	104	12	–	–	–	116
- Contractor	–	4	–	–	–	–	–	4
- Labour	–	–	80	11	–	3	–	94
- Power	–	–	–	7	3	–	–	10
Impairment *	–	(467)	–	–	–	–	–	(467)
Balance at March 31, 2022	–	–	4,380	3,648	293	19	65	8,405

*	Caledonia has completed sufficient work to establish that the potential orebody at the Glen Hume and Connemara North properties will not meet Caledonia’s requirements in terms of size, grade and width. Accordingly, Caledonia will not exercise the option to acquire this property.

20

Caledonia Mining Corporation Plc
Notes to the Condensed Consolidated Interim Financial Statements
(in thousands of United States Dollars, unless indicated otherwise

14	Inventories

	2022	December 31, 2021

Consumable stores	20,606	21,516
Gold in progress	638	243
Provision for obsolete stock	(947)	(947)
	20,297	20,812

15	Prepayments

	2022	December 31, 2021

Suppliers - South Africa	1,020	1,552
- Zimbabwe	2,255	1,766
Solar (note 12)	728	2,951
Other prepayments	390	661
	4,393	6,930

16	Cash and cash equivalents

	2022	December 31, 2021

Bank balances	15,286	17,152
Cash and cash equivalents	15,286	17,152
Bank overdrafts used for cash management purposes	(856)	(887)
Net cash and cash equivalents	14,430	16,265

Included in the cash and cash equivalents is a restricted cash amount of USD2.3 million (denominated in RTGS$) held by Blanket Mine which has been earmarked by Stanbic Bank Zimbabwe as a letter of credit in favour of CMSA. The letter of credit was issued by Stanbic Bank Zimbabwe on March 25, 2022 and has a 90-day tenure to settlement. The cash on maturity will be transferred to CMSA’s bank account, denominated in South African rands.

		Interest rate
Overdraft facilities
Stanbic Bank - RTGS$ denomination	300,000,000	32%
Stanbic Bank - USD denomination	1,000,000	10%

*	Blanket obtained an additional overdraft facility of USD2 million was obtained from CABS Bank of Zimbabwe at an interest rate of 7.75% after quarter end.
21

Caledonia Mining Corporation Plc
Notes to the Condensed Consolidated Interim Financial Statements
(in thousands of United States Dollars, unless indicated otherwise

17	Trade and other receivables

	2022	December 31, 2021

Bullion sales receivable	6,999	4,528
VAT receivables	2,872	3,162
Deposits for stores, equipment and other receivables	344	248
	10,215	7,938

The net carrying value of trade receivables was considered a reasonable approximation of fair value and are short-term in nature. No provision for expected credit losses were recognised as all scheduled payments were received as expected up to the date of approval of these financial statements. The Bullion sales receivable was received after quarter-end.

18	Share capital

Authorised

Unlimited number of ordinary shares of no par value.

Unlimited number of preference shares of no par value.

Issued ordinary shares

	Number of fully paid shares	Amount

January 1, 2021	12,118,823	74,696
Shares issued:
- options exercised	18,000	165
- equity raise*	619,783	7,806
December 31, 2021	12,756,606	82,667
Shares issued:
- share-based payment - employees (note 9.2(a))	76,520	804
March 31, 2022	12,833,126	83,471

*	Gross proceeds of $7,834 with a transaction cost of $28 were raised by issuing depository receipts on the VFEX in December 2021.

19	Provisions

Site restoration

Site restoration relates to the estimated cost of closing down the mines and represents the site and environmental restoration costs, estimated to be paid throughout the period up until closure due to areas of environmental disturbance present at the reporting date as a result of mining activities. Regarding Blanket Mine the costs of site restoration are discounted based on the estimated life of mine. Site restoration costs at Blanket Mine are capitalised to mineral properties on initial recognition and depreciated systematically over the estimated life of the mine.

22

Caledonia Mining Corporation Plc
Notes to the Condensed Consolidated Interim Financial Statements
(in thousands of United States Dollars, unless indicated otherwise

19	Provisions (continued)

Reconciliation of site restoration provision	2022	December 31, 2021

Balance January 1	3,294	3,567
Unwinding of discount	78	–
Change in estimate - adjustment capitalised in Property, plant and equipment	(155)	(408)
Acquisition - Maligreen	–	135
Balance March 31	3,217	3,294

The discount rates currently applied in calculating the present value of the Blanket Mine provision is 2.59% (2021: 1.94%), based on a risk-free rate and cash flows estimated at an average 2.29% inflation (2021: 2.26%). The gross rehabilitation costs, before discounting, amounted to $3,087 (2021: $3,087) for Blanket Mine as at March 31, 2022.

20	Trade and other payables

	2022	December 31, 2021

Trade payables and accruals	1,521	2,503
Electricity accrual	2,835	888
Audit fee	183	260
Other payables	876	749
Financial liabilities	5,415	4,400

Production and management bonus accrual - Blanket Mine	527	899
Other employee benefits	578	657
Leave pay	2,425	2,410
Bonus provision	8	645
Accruals	790	946
Non-financial liabilities	4,328	5,557
Total	9,743	9,957
23

Caledonia Mining Corporation Plc
Notes to the Condensed Consolidated Interim Financial Statements
(in thousands of United States Dollars, unless indicated otherwise

21	Cash flow information

Non-cash items and information presented separately on the cash flow statement:

	2022	2021

Operating profit	12,452	8,543
Adjustments for:
Impairment of property, plant and equipment	–	51
Impairment of exploration and evaluation assets - Connemara North (note 13)	467	–
Unrealised foreign exchange gains (note 10)	(1,948)	(265)
Cash-settled share-based expense (note 9.1)	367	297
Cash-settled share-based expense included in production costs (note 6)	513	210
Cash portion of cash-settled share-based expense	(1,468)	(420)
Equity-settled share-based expense	82	–
Depreciation	2,063	1,193
Fair value loss on derivative liabilities and derivative assets (note 11)	942	114
Cash generated from operations before working capital changes	13,470	9,723
Inventories	1,045	2,416
Prepayments	(3,651)	(2,597)
Trade and other receivables	780	(6,904)
Trade and other payables	200	(88)
Cash generated from operations	11,844	2,550

22	Operating Segments

The Group's operating segments have been identified based on geographic areas. The strategic business units are managed separately because they require different technology and marketing strategies. For each of the strategic business units, the Group’s CEO reviews internal management reports on at least a quarterly basis. Zimbabwe and South Africa describe the operations of the Group's reportable segments. The Zimbabwe operating segment comprises Caledonia Holdings Zimbabwe (Private) Limited and subsidiaries Blanket Mine (1983) (Private) Limited and Caledonia Mining Services (Private) Limited. The South African geographical segment comprises a gold mine that is on care and maintenance (and now sold), as well as sales made by Caledonia Mining South Africa Proprietary Limited to the Blanket Mine. The holding company (Caledonia Mining Corporation Plc) and Greenstone Management Services Holdings Limited (a UK company) responsible for administrative functions within the Group are taken into consideration in the strategic decision-making process of the CEO and are therefore included in the disclosure below. Reconciling amounts do not represent a separate segment. Information regarding the results of each reportable segment is included below. Performance is measured based on segment profit before income tax, as included in the internal management report that are reviewed by the Group's CEO. Segment profit is used to measure performance as management believes that such information is the most relevant in evaluating the results of certain segments relative to other entities that operate within these industries.

24

Caledonia Mining Corporation Plc
Notes to the Condensed Consolidated Interim Financial Statements
(in thousands of United States Dollars, unless indicated otherwise

22	Operating Segments (continued)

Information about reportable segments

For the three months ended March 31, 2022	Zimbabwe	South Africa	Inter-group eliminations adjustments	Corporate and other reconciling amounts	Total

Revenue	35,072	–	–	–	35,072
Inter-segmental revenue	–	4,436	(4,436)	–	–
Royalty	(1,758)	–	–	–	(1,758)
Production costs	(13,723)	(4,316)	3,680	–	(14,359)
Depreciation	(2,551)	(39)	542	(15)	(2,063)
Other income	2	–	–	–	2
Other expenses	(326)	–	–	(467)	(793)
Administrative expenses	(47)	(642)	13	(1,695)	(2,371)
Management fee	(970)	970	–	–	–
Cash-settled share-based expense	–	–	513	(880)	(367)
Equity-settled share-based expense	–	–	–	(82)	(82)
Net foreign exchange gain (loss)	1,283	322	(124)	(572)	909
Fair value loss on derivative liabilities	–	–	–	(1,738)	(1,738)
Net finance cost	(244)	(7)	–	135	(116)
Dividends (paid) received	(3,200)	–	–	3,200	–
Profit before tax	13,538	724	188	(2,114)	12,336
Tax expense	(4,362)	(114)	(83)	(160)	(4,719)
Profit after tax	9,176	610	105	(2,274)	7,617

As at March 31, 2022	Zimbabwe	South Africa	Inter-group eliminations adjustments	Corporate and other reconciling amounts	Total

Geographic segment assets:
Current (excluding intercompany)	38,395	3,564	(11)	8,280	50,228
Non-Current (excluding intercompany)	166,379	850	(4,733)	5,567	168,063
Expenditure on property, plant and equipment (note 12)	9,036	(1,111)	4,440	–	12,365
Expenditure on evaluation and exploration assets (note 13)	220	–	–	4	224
Intercompany balances	33,085	11,186	(93,032)	48,761	–

Geographic segment liabilities:
Current (excluding intercompany)	(12,164)	(1,246)	–	(5,288)	(18,698)
Non-current (excluding intercompany)	(10,667)	(200)	175	(937)	(11,629)
Intercompany balances	(12,554)	(35,114)	93,032	(45,364)	–

25

Caledonia Mining Corporation Plc
Notes to the Condensed Consolidated Interim Financial Statements
(in thousands of United States Dollars, unless indicated otherwise

22	Operating Segments (continued)

For the three months ended March 31, 2021	Zimbabwe	South Africa	Inter-group eliminations adjustments	Corporate and other reconciling amounts	Total

Revenue	25,720	–	–	–	25,720
Inter-segmental revenue	–	4,107	(4,107)	–	–
Royalty	(1,289)	–	–	–	(1,289)
Production costs	(12,777)	(3,812)	3,732	–	(12,857)
Depreciation	(1,251)	(38)	107	(11)	(1,193)
Other income	28	(5)	–	–	23
Other expenses	(258)	–	–	–	(258)
Administrative expenses	(35)	(481)	–	(1,094)	(1,610)
Management fee	(579)	579	–	–	–
Cash-settled share-based expense	(271)	(128)	210	37	(152)
Net foreign exchange gain (loss)	207	(90)	56	100	273
Fair value loss on derivative assets	–	(114)	–	–	(114)
Net finance cost	(954)	3	–	833	(118)
Profit before tax	8,541	21	(2)	(135)	8,425
Tax expense	(2,828)	(30)	(144)	–	(3,002)
Profit after tax	5,713	(9)	(146)	(135)	5,423

As at March 31, 2021	Zimbabwe	South Africa	Inter-group eliminations adjustments	Corporate and other reconciling amounts	Total

Geographic segment assets:
Current (excluding intercompany)	28,544	3,899	(16)	11,806	44,233
Non-Current (excluding intercompany)	138,848	955	(4,471)	3,393	138,725
Expenditure on property, plant and equipment (note 12)	6,556	274	(342)	(47)	6,441
Expenditure on evaluation and exploration assets (note 13)	26	–	–	164	190
Intercompany balances	18,611	6,859	(72,235)	46,765	–

Geographic segment liabilities:
Current (excluding intercompany)	(7,617)	(1,190)	–	(2,247)	(11,054)
Non-current (excluding intercompany)	(9,626)	–	113	(819)	(10,332)
Intercompany balances	280	(34,161)	72,235	(38,354)	–

Major customer

Revenues from Fidelity amounted to $35,072 (2021: $25,720) for the three months ended March 31, 2022.

26

Caledonia Mining Corporation Plc
Notes to the Condensed Consolidated Interim Financial Statements
(in thousands of United States Dollars, unless indicated otherwise
Additional information

DIRECTORS AND OFFICERS at May 12, 2022

BOARD OF DIRECTORS	OFFICERS
L.A. Wilson (2) (3) (4) (6) (8) Chairman of the Board	S. R. Curtis (5) (6) (7) (8) Chief Executive Officer
Non-executive Director	Johannesburg, South Africa
Washington DC, United States of America

S. R. Curtis (5) (6) (7) (8)	D. Roets (5) (6) (7) (8)
Chief Executive Officer Johannesburg, South Africa	Chief Operating Officer Johannesburg, South Africa

J. L. Kelly (1) (2) (3) (4) (6) (8)	M. Learmonth (6) (7)
Non-executive Director Connecticut, United States of America	Chief Financial Officer Jersey, Channel Islands

J. Holtzhausen (1) (2) (4) (5) (6)	A. Chester (7) (8)
Chairman Audit Committee Non-executive Director, Cape Town, South Africa	General Counsel, Company Secretary and Head of Risk and Compliance Jersey, Channel Islands

M. Learmonth (6) (7)	BOARD COMMITTEES
Chief Financial Officer Jersey, Channel Islands	(1)Audit Committee
(2)Compensation Committee
(3)Corporate Governance Committee
N. Clark (4) (5) (6)	(4)Nomination Committee
Non-executive Director	(5)Technical Committee
East Molesey, United Kingdom	(6)Strategic Planning Committee
(7)Disclosure Committee
G. Wildschutt (1) (3) (4) (6) (8)	(8)ESG Committee
Non-executive Director
Johannesburg, South Africa

D. Roets (5) (6) (7) (8)
Chief Operating Officer
Johannesburg, South Africa

G. Wylie (4) (5) (6)
Non-executive Director
Malta, Europe

27

Caledonia Mining Corporation Plc
Notes to the Condensed Consolidated Interim Financial Statements
(in thousands of United States Dollars, unless indicated otherwise
Additional information

CORPORATE DIRECTORY as at May 12, 2022

CORPORATE OFFICES	SOLICITORS
Jersey	Mourant Ozannes (Jersey)
Head and Registered Office	22 Grenville Street
Caledonia Mining Corporation Plc	St Helier
B006 Millais House	Jersey
Castle Quay	Channel Islands
St Helier
Jersey JE2 3NF	Borden Ladner Gervais LLP (Canada)
Suite 4100, Scotia Plaza
South Africa	40 King Street West
Caledonia Mining South Africa Proprietary Limited	Toronto, Ontario M5H 3Y4
No. 1 Quadrum Office Park	Canada
Constantia Boulevard
Floracliffe	Memery Crystal LLP (United Kingdom)
South Africa	165 Fleet Street
London EC4A 2DY
Zimbabwe	United Kingdom
Caledonia Holdings Zimbabwe (Private) Limited
P.O. Box CY1277	Dorsey & Whitney LLP (US)
Causeway, Harare	TD Canada Trust Tower
Zimbabwe	Brookfield Place
161 Bay Street
Capitalisation (May 12, 2022)	Suite 4310
Authorised: Unlimited	Toronto, Ontario
Shares, Warrants and Options Issued:	M5J 2S1
Shares: 12,833,126	Canada
Options: 10,000
Gill, Godlonton and Gerrans (Zimbabwe)
SHARE TRADING SYMBOLS	Beverley Court
NYSE American - Symbol “CMCL”	100 Nelson Mandela Avenue
AIM - Symbol “CMCL”	Harare, Zimbabwe
VFEX – Symbol “CMCL”
Bowman Gilfillan Inc (South Africa)
BANKER	11 Alice Lane
Barclays	Sandton
Level 11	Johannesburg
1 Churchill Place	2196
Canary Wharf
London E14 5HP	AUDITOR
BDO South Africa Incorporated
NOMINATED ADVISOR	Wanderers Office Park
Cenkos Securities Plc	52 Corlett Drive
6.7.8 Tokenhouse Yard	Illovo 2196
London	South Africa
EC2R 7AS	Tel: +27(0)10 590 7200

MEDIA AND INVESTOR RELATIONS	REGISTRAR AND TRANSFER AGENT
BlytheRay Communications	Computershare
4-5 Castle Court	150 Royall Street,
London EC3V 9DL	Canton,
Tel: +44 20 7138 3204	Massachusetts, 02021
Tel: +1 800 736 3001 or +1 781 575 3100

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